Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
April 13, 2012
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on April 13, 2012, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Alderon announced that it has signed a definitive subscription agreement dated April 13, 2012 with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), China’s largest steel producer. Hebei will make a strategic investment into both Alderon and its Kami iron ore project (the "Kami Project") in an aggregate amount of C$194 million, in exchange for 19.9% of the outstanding common shares of Alderon and a 25% interest in a newly formed limited partnership that will be established to own the Kami Project.

Item 5.1	Full Description of Material Change

Alderon announced that it has signed a definitive subscription agreement dated April 13, 2012 (the "Subscription Agreement") with Hebei, China’s largest steel producer. Hebei will make a strategic investment into both Alderon and its Kami Project in an aggregate amount of C$194 million, in exchange for 19.9% of the outstanding common shares of Alderon (the "Private Placement") and a 25% interest in a newly formed limited partnership that will be established to own the Kami Project.

The parties have also agreed upon the terms of all other material agreements governing the relationship between Hebei and the Company and Hebei’s agreement to purchase iron ore concentrate produced at the Kami Project (the “Definitive Agreements”). The Definitive Agreements will be executed on closing of the Private Placement.

Pursuant to the Subscription Agreement and the Definitive Agreements, the entire C$194 million of investment proceeds from Hebei will be used for the exploration and development of the Kami Project and other relevant corporate expenses of Alderon.

Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions, including Chinese banks. In addition, Alderon and Hebei will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests.

Upon Hebei's acquisition of its 25% interest in the Kami Project, it will be obligated to purchase upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Under the terms of the Subscription Agreement, Hebei will subscribe for common shares at a price per share equal to C$3.42 (the "Subscription Price"). Liberty Metals & Mining Holdings, LLC (“LMM”) has indicated that it intends to exercise its pre-emptive right to maintain its relative proportionate interest in the Company following the Private Placement. Upon closing of the Private Placement, Hebei will acquire approximately 25,828,305 common shares for gross proceeds to the Company of C$88,332,804, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and the exercise by LMM of its pre-emptive right, and LMM will acquire approximately 3,805,576 common shares at the Subscription Price for additional gross proceeds to the Company of C$13,015,070.

Upon the closing of the Private Placement, Hebei will be entitled to nominate two directors to the Board of Alderon. In addition, Alderon has granted Hebei a pre-emptive right to maintain its interest in Alderon in certain circumstances.
Pursuant to the terms of the Definitive Agreements, within 15 business days of Hebei receiving a feasibility study that meets certain criteria, Hebei will contribute the balance of its C$194 million investment and Alderon will contribute the Kami Project and relevant properties to a newly formed limited partnership which will be owned as to 25% by Hebei and 75% by Alderon.

Alderon will be the manager of the Kami Project and will receive a fixed annual management fee during the construction period of the project. Once the Kami Project has reached commercial production, Alderon will receive a management fee on a per tonne of iron ore concentrate basis.

The Subscription Agreement and the Definitive Agreements are subject to approvals from the government of the People’s Republic of China (“PRC”). Alderon is entitled to terminate the Subscription Agreement and the transactions contemplated by the Definitive Agreements, if the PRC approvals have not been obtained by Hebei within 90 days following the date hereof and Alderon has entered into an agreement with respect to an alternative transaction proposal, provided that Alderon pays Hebei a termination fee of C$10.25mm. Both parties can terminate the Subscription Agreement and the transactions contemplated by the Definitive Agreements in the event that Hebei is denied any PRC approval.  Alderon has agreed not to solicit nor approve any alternative transaction proposal for a period of 75 days from the date hereof.

The Subscription Agreement and Definitive Agreements are also subject to the approvals of the Toronto Stock Exchange and the NYSE Amex.

Alderon’s financial advisor for the transaction is GMP Securities L.P. and its legal counsel is Cassels Brock & Blackwell LLP.

Bank of America Merrill Lynch is acting as Hebei’s exclusive financial advisor and Davies Ward Phillips & Vineberg LLP is acting as Hebei’s legal advisor.

Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
April 23, 2012

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this material change report includes, but is not limited to, statements with respect to (i) the ability to commence production at the Kami Project; (ii) the closing of the transaction with Hebei; (iii) the funding by Hebei of costs of developing the Kami Project; and (iv) Alderon’s ability to finance the capital required to develop the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this material change report is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, receipt of a feasibility study that meets the requisite criteria, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this material change report Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this material change report is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.